Exhibit 99.2

NICE Selected by Scope to Deliver Frictionless Customer Experience Through
Digital CX Cloud Platform

Scope consolidates its contact center operations with NICE CXone’s world leading cloud CX platform, delivering a solution for continued growth

Hoboken, N.J.– August 10, 2022 – NICE (Nasdaq: NICE) today announced that Scope, one of Australia’s largest providers of disability support services, has chosen the NICE CXone platform to help streamline its contact center operations and better support its clients across Victoria and New South Wales (NSW). The implementation provides Scope with one smart and complete CX platform underpinned by omnichannel capabilities that will scale and expand with the business into the future.

Scope has more than 70 years of experience supporting people with physical, intellectual, and multiple disabilities and developmental delays. Following its acquisition of NSW’s Disability Services Australia (DSA) in 2021, and to keep pace with changing industry needs and requirements, Scope needed to upgrade its system to a centralized solution that could provide more consistent call management. In addition, it needed a solution that offered comprehensive call tracking and recording for improved training, quality, and audit purposes that wouldn’t risk its compliance. Scope engaged NICE partner Generation-e to help it transition from its outdated incumbent on-premise solution to a cloud-based contact center solution that integrates seamlessly with Microsoft Teams Voice and Contact Center.

With CXone, Scope can now look to intelligently meet its customers wherever their journey begins, enable resolution through data-driven self-service, and arm agents with the tools they need to create a personalized, efficient resolution for any needs event, delivering frictionless experiences across the entire customer journey for the contact center – and beyond.

Glenn Rao, Project Manager, Scope, said, “Scope is in the midst of a once-in-a-generation, sector-wide transformation, which has presented an opportunity to recalibrate as a business and put client choice and control at its heart. As part of this transformation, Scope needed to transition to a more consistent and comprehensive cloud-based contact center solution that would scale with the business and deliver a platform for future growth.

“Scope identified NICE CXone as its ideal solution as it offered more features, functionality, and call recording capabilities. In addition, CXone offered the scalability that Scope needs to support its continued growth across Australia. CXone also lets Scope more easily manage and train staff, which in turn lets the company better support its most vulnerable customers.”

Darren Rushworth, President, NICE International, said, “NICE, along with its implementation partner, Generation-e, is pleased to help Scope to successfully implement CXone across the organization’s contact center operations. Scope provides essential services for vulnerable Australians, and CXone is helping the organization streamline its contact center engagement and deliver greater support for its clients through exceptional, frictionless agent and customer experiences.”

Biagio LaRosa, Managing Director, Generation-e, said, “Given the changing environment that Scope operates in and the type of customers it caters to, NICE CXone was the ideal cloud-based solution to help the organization deliver the comprehensive support for its clients. CXone provides a great user experience for staff and the end customer. Based on its scalability, CXone was the solution Scope needed to support its operations now and into the future.”

About Scope

At Scope, we see the person. Our mission is to enable each person to live as an empowered and equal citizen. We are one of Australia’s leading providers of support services for adults and children with disabilities, autism, or developmental delays. We work with corporate and community organisations to create a more inclusive society for people with a disability.

About NICE

With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.